Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 14, 2021

On May 13, 2021, Canadian National Railway Company (“CN”) issued the following news release.

North America’s Railroad

NEWS RELEASE

CN PROPOSAL DEEMED SUPERIOR BY KANSAS CITY SOUTHERN

CN’s enhanced proposal of $3251 per share values KCS at an enterprise value of $33.6 billion

With Confirmatory Due Diligence Complete, CN Looks Forward to Promptly Entering into Merger Agreement with KCS

MONTREAL, May 13, 2021 – CN (TSX: CNR, NYSE: CNI) today announced that following the completion of confirmatory due diligence, it submitted an enhanced binding superior proposal and merger agreement to the Kansas City Southern (NYSE: KSU) (“KCS”) Board of Directors. The KCS Board has determined CN’s proposal to be a “Company Superior Proposal” and has announced its intention to terminate the previously executed March 21, 2021 merger agreement with Canadian Pacific Railway Limited (TSX: CP, NYSE: CP) (“CP”). CN looks forward to promptly entering into a definitive merger agreement with KCS to create the premier railway for the 21st century.

CN’s proposal offers KCS shareholders $325 per common share based on yesterday’s closing price of CN shares, which implies a total enterprise value of $33.6 billion, including the assumption of approximately $3.8 billion of KCS debt. Under the terms of CN’s revised proposal, KCS shareholders will receive $200 in cash and 1.129 shares of CN common stock for each KCS common share, with KCS shareholders expected to own 12.6% of the combined company. This represents an implied premium of 45% when compared to KCS’ unaffected closing stock price on March 19, 2021. KCS’ preferred shareholders will continue to receive $37.50 in cash for each preferred share. Under the terms of the revised proposal, a wholly owned subsidiary of CN has also agreed to reimburse $700 million to KCS in connection with their payment of the termination fee to CP under the merger agreement with CP.

“We are delighted that KCS has deemed CN’s binding proposal superior, recognizing the many compelling benefits of our combination and expressing confidence in CN’s ability to obtain the necessary approvals and successfully close the transaction. Our proposal offers a clear path to completion and is structured in a way that gives KCS shareholders both greater immediate value and the opportunity to participate in the future upside of the combined company. Together, CN and KCS will seamlessly connect ports and rails in the United States, Mexico and Canada by

[1]

All figures in U.S. dollars, except where noted. All conversions between Canadian dollars and U.S. dollars are based on a 0.827 foreign exchange rate as of May 12, 2021. Where applicable, figures are based on CN and CP closing share prices on the NYSE of $110.76 and $391.87, respectively, as of May 12, 2021.

providing superior service, enhanced competition and new market access to move goods across North America safely and efficiently. We are encouraged by the widespread support we have received for the transaction thus far and will continue to work closely with KCS and all relevant stakeholders to fully realize the benefits and opportunities available through a combined CN-KCS.”

- JJ Ruest, president and chief executive officer of CN

“We are the better bid, better partner, better railway and best solution for KCS, and are pleased that the KCS Board of Directors has recognized the superiority of our proposal. We look forward to continuing to engage constructively with KCS’ Board to execute a definitive merger agreement in the near term and deliver the benefits of this transaction to both companies’ stakeholders.”

- Robert Pace, Chair of the Board of CN

The combination of CN and KCS will:

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Create the premier railway for the 21st century: The combination of CN and KCS will further accelerate CN’s industry-leading growth profile by connecting North America’s industrial corridor to create new options for shippers and new revenue for the combined company. A CN-KCS combination is the right solution to bring the USMCA to life in a meaningful way.

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Have strong stakeholder support. CN has received more than 1,000 letters of support from customers, partners and elected officials since it first made its proposal; this is nearly double the number of support letters filed by CP, in less than half the time.

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Be pro-competitive: CN and KCS will create a safer, faster, cleaner and stronger railway that is ideally positioned to support the growth of an emerging consumption-based economy through better service options and customer choice. Specifically, this combination will create an express route that connects the U.S., Mexico and Canada with a seamless single-owner, single-operator service, and preserve access to all existing gateways to enhance route choices and ensure robust price competition.

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Accelerate innovation and environmental efficiency: CN and KCS share cultures that are committed to safety, service and environmental stewardship. CN and KCS will accelerate innovation and investment as CN brings its industry-leading safety technology and fuel efficiency to the KCS network. The combined company will yield demonstrable benefits for the environment across the states and regions traversed by KCS’ tracks by converting significant volumes of truck traffic onto rails, which deliver better fuel efficiency at lower cost. Expected conversion of truck traffic to rails will also reduce traffic congestion in these regions and prevent thousands of tons of emissions from entering the atmosphere every day.

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Have a clear path to close: CN is confident in its ability to obtain approval from the Surface Transportation Board (“STB”) and other regulatory bodies on a timeline consistent with the proposed CP transaction. CN has proposed to use a voting trust and trustee that are identical to those the STB approved for CP’s proposed acquisition. KCS shareholders will receive the merger consideration immediately upon the closing of CN’s voting trust, which is expected to be in the second half of 2021. Moreover, CN’s proposed transaction will not require the approval of CN’s shareholders, eliminating a closing condition present in the proposed CP transaction and thereby providing greater certainty of closing. The completion of the transaction would be expected to take place in the second half of 2022.

For more information about CN’s superior proposal to combine with KCS, please visit www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This news release relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

Contacts

Media

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca